Exhibit 99.9

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL INCREASES STAKE IN RUAHA POWER

Dar es Salaam, Tanzania - 4 November 2014 - Continental Energy Corporation, (OTCQB: CPPXF, the "Company"), an emerging international energy investment company, today announced that it has increased its share ownership of its Tanzanian affiliate, Ruaha River Power Company Ltd. ("Ruaha Power") from 42.5% to 65%. The increased stake, makes Ruaha Power a majority owned and controlled subsidiary of the Company.

Under agreements with the other founding shareholders of Ruaha Power, the Company issued 2,000,000 of its common shares in exchange for the increased amount of Ruaha Power shares. Pan African Management and Development Company Inc. ("Panafra"), a privately held Delaware based American company, owns the remaining 35% of Ruaha Power.

The Company's Chairman and Chief Executive Officer, Mr. Richard L. McAdoo, who is also the Chairman and CEO of Ruaha Power, commented: "The consolidation of our ownership in Ruaha Power now gives Continental an established footprint in conventional, alternative, and renewable energy developments in Tanzania. From its offices in Dar es Salaam, Ruaha Power will serve as the Company's principal operating arm for expansion of its renewable energy generation and distribution business in Tanzania and other developing countries around the "Indian Ocean Rim", including Indonesia. We have ambitious plans for growth in this endeavor during 2015 and beyond, and have been encouraged by the initial support we have received from local Tanzanian institutions and international multilateral agencies."

About Ruaha Power: Ruaha Power is committed to profitably developing and operating customized hybrid electrical power generation and isolated mini-grid distribution networks that supply underserved rural and small urban markets of Tanzania. It is developing an integrated biomass / solar PV / diesel hybrid mini-grid at Malolo in central Tanzania and is conducting a feasibility study on a 25MW development of grid-connected generation capacity at potential run-of-river hydropower sites on Tanzania's Lukosi River.

On behalf of the Company,
Robert V. Rudman, C.A.
Chief Financial Officer

Source:	Continental Energy Corporation - www.continentalenergy.com
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com
John Tate, CFO Ruaha Power, + 255-78-754-5275, jtate@ruahapower.com

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. Forward looking statements in this release include the Company's expectation that renewable energy developments activity made by Ruaha Power in the developing countries around the Indian Ocean Rim, including Tanzania and Indonesia, can be realized in a timely and profitable manner. There are many factors which may cause actual performance and results to be substantially different from any express or implied plans, estimates, forecasts, expectations, or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release. No securities regulatory authority has either approved or disapproved the contents of this news release.